As filed with the Securities and Exchange Commission on June 5, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14996

Adecco S.A.
(Exact name of registrant as specified in its charter)

1275 Chéserex, Switzerland +41 44 878 88 88
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depository Shares Common Shares, par value CHF 1.00 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

CERTAIN DEFINITIONS

Adecco S.A., formerly known as Adia S.A. (“Adia”) is a Swiss corporation and is sometimes referred to in this Form 15F as the “Company”. This Form 15F relates to the American Depositary Shares (“ADSs”), each representing one-fourth of a common share, par value CHF 1.00 per share (“Share”), of the Company.

PART I

Item 1. Exchange Act Reporting History

A. The Company, then known as Adia, first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in 1994.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form. The Company filed its latest annual report on Form 20-F, for the fiscal year ended December 31, 2006, on April 11, 2007.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States (other than to employees) in a registered offering under the Securities Act of 1933 (the “Securities Act”) in 2000.

Item 3. Foreign Listing and Primary Trading Market

A. Adecco S.A. Shares are listed in Switzerland on the SWX Swiss Exchange (“SWX”) and principally traded on virt-x (EU compatible segment, symbol ADEN, security number 1213860; ISIN CH0012138605). In addition, Adecco S.A. Shares are listed in France on the Eurolist of Euronext Paris S.A. (symbol ADE, security number 12819). The SWX (virt-x) and Eurolist constitute together the primary trading market for the Shares.

B. On August 1996, Adia completed a business combination with Ecco S.A. (“Ecco”), pursuant to which each Ecco stockholder received Adia common shares or cash for each share of Ecco common stock they held. In connection with the transaction, Adia changed its name to Adecco S.A. The shares of Adia were listed on the Swiss Stock Exchange, later SWX Swiss Exchange, in 1979. Adecco S.A. Shares have been listed on the Bourse de Paris, later Eurolist of Euronext Paris S.A., since August 29, 1996. Consequently, the Company has maintained a listing of the Shares on those foreign exchanges for more than the 12 months preceding the filing of this Form.

C. During the 12-month period commencing June 5, 2006 and ending June 4, 2007 (the “recent 12-month period”), the average daily trading volume (“ADTV”) of the Company’s Shares that occurred on its primary trading market calculated against the worldwide trading volume of its Shares was 98.5%. The trading market for the Company’s Shares on the SWX was larger than the trading market for the Company’s Shares in the United States (calculated in terms of number of Shares represented by the Company’s ADSs) as of the recent 12-month period.

Item 4. Comparative Trading Volume Data

When filing this Form, the Company is relying on Rule 12h-6(a)(4)(i).

A. June 5, 2006 and June 4, 2007 are the first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i).

B. For the recent 12-month period, the average ADTV of Adecco S.A. Shares (including the Adecco S.A. Shares represented by ADSs) both in the United States and on a worldwide basis was as follows:

ADTV in Shares
United States	17,287
Worldwide	1,156,392

C. For the recent 12-month period, the ADTV of Adecco S.A. Shares (represented by ADSs) in the United States as a percentage of the ADTV for the Shares on a worldwide basis was as follows:

Percentage of ADTV
United States	1.5%
Worldwide	100.0%

D. The Company delisted its ADSs from the New York Stock Exchange (“NYSE”) effective on June 4, 2007. The ADTV of the Adecco S.A. Shares (represented by ADSs) in the United States as a percentage of the ADTV on a worldwide basis for the 12-month period preceding June 4, 2007 was as follows:

Percentage of ADTV
United States	1.5%
Worldwide	100.0%

E. The Company terminated its sponsored American Depository Receipt (ADR) facility for ADS representing Adecco S.A. Shares effective on June 4, 2007. The ADTV of the Adecco S.A. Shares (represented by ADSs) in the United States as a percentage of the ADTV of Adecco S.A. Shares (including Adecco S.A. Shares represented by ADSs) on a worldwide basis for the 12-month period preceding June 4, 2007 was as follows:

Percentage of ADTV
United States	1.5%
Worldwide	100.0%

F. The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company published a press release on April 11, 2007 disclosing the Company’s intent to terminate its duty to file reports under the Exchange Act.

B. The press release referred to in (A) above was disseminated in the United States through wire services, including Reuters, AFX, Thomson Financial, Dow Jones and Bloomberg, published on the Company’s Internet Web site and submitted to the Commission under cover of a Form 6-K on April 11, 2007.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company’s Internet Web site on which it will publish the information required under Rule 12g3-2(b)(1)(iii), including English translations of any required information not in English, is www.adecco.com.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Adecco S.A. has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Adecco S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ADECCO S.A.

	By:	/s/ Dieter Scheiff
	Name:	Dieter Scheiff
Date: June 5, 2007	Title:	Chief Executive Officer

	By:	/s/ Dominik de Daniel
	Name:	Dominik de Daniel
Date: June 5, 2007	Title:	Chief Financial Officer